UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

Nature’s Sunshine Products, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

639027101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

CUSIP NO.  639027101

1.	Name of reporting persons: Pauline T. Hughes

2.	Check the appropriate box if a member of a group:

(a)	☐
(b)	☐

3.	SEC use only:

4.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power: 518,593 (1)

6.	Shared voting power: 0

7.	Sole dispositive power: 518,593 (1)

8.	Shared dispositive power: 0

9.	Aggregate amount beneficially owned by each reporting person: 518,593 (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9: 3.3%

12.	Type of reporting person: IN

(1)   Represents 301,127 shares held by Pauline T Hughes Family Trust and 217,466 shares held by Hughes Unlimited LTD.  Pauline T. Hughes has sole voting power and investment power over all of these shares.

Item 1(a).	Name of Issuer:
Nature’s Sunshine Products, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
75 East 1700 South
Provo, UT 84606

Item 2(a).	Name of Person Filing:
Pauline T. Hughes

Item 2(b).	Address of Principal Business Office or, if none, Residence:
P.O. Box 1007
Salem, Utah 84653

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock, no par value

Item 2(e).	CUSIP No.:
639027101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Reference is made to Rows 5-9 and 11 of each of the cover page of this Schedule 13G and associated footnote, which Rows and footnote are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

/s/ Pauline T. Hughes
Pauline T. Hughes